

February 20, 2015

Via E-mail
Derek Peterson
President and Chief Executive Officer
Terra Tech Corp.
18101 Von Karman, Third Floor
Irvine, California 92612

> **Re: Terra Tech Corp.**
> **Registration Statement on Form S-1**
> **Filed December 24, 2014**
> **Response Letter submitted January 26, 2015**
> **File No. 333-201261**

Dear Mr. Peterson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Business Overview, Page 1

1.   The extent of your operations and plans for your IVXX LLC subsidiary are unclear. Please expand your response to our prior comment 1 to clarify the extent of IVXX LLC's current operations and explain whether they are selling products currently.   Please clarify how you use your "super critical CO_2 extraction lab" to produce these product lines. Please clarify what you mean when you state you are seeking to expand "to other states in which the sale of Marijuana is legally permitted." Tell us when you expect this expansion to occur and whether this includes sales other than medical marijuana.

2.   Please provide us your analysis of whether the transactions between IVXX and Blum Oakland should be described in your related party transaction section.

3.   We note you response that "the company concluded that from a qualitative perspective, disclosure of IVXX's existence and its intended business operations and related financial

requirements are now appropriate." Please tell us how you have addressed sales of your common stock under other registration statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jay Mumford at 202-551-3637 or me at 202-551-3800 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via-email): Thomas E. Puzzo, Esq.